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                             August 20, 2021

       Hermann Lubbert
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way
       Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 12,
2021
                                                            File No. 333-257722

       Dear Dr. Lubbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Business
       Our Strategy, page 65

   1. We note your response to comment 3. In your revised disclosure you changed the future interest from an
attempt to acquire a controlling interest in your parent company to simply
                                                        "shares" of your parent
company, with the same goal, "to strengthen [y]our U.S. market position through
control of future pipeline development." Revise to disclose under
                                                        German law what
percentage of ownership of Biofrontera AG you would need to own to control the company,
and thus your future pipeline development. In addition, we note the disclosure that there
have been no negotiations with Biofrontera AG shareholders. Revise
 Hermann Lubbert
Biofrontera Inc.
August 20, 2021
Page 2
      to also address Biofrontera AG control persons.
Legal Proceedings, page 77

2. We reissue comment 4 to the extent it is unclear where you have addressed the allocation of legal costs and liability when you cease to be a wholly owned subsidiary.
       You may contact Tara Harkins at 202-551-3639 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameHermann Lubbert
                                                          Division of
Corporation Finance
Comapany NameBiofrontera Inc.
                                                          Office of Life
Sciences
August 20, 2021 Page 2
cc:       Stephen E. Older, Esq.
FirstName LastName